EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(IN THOUSANDS, EXCEPT RATIO DATA)

	Fiscal Year Ended December 31,
	2005	2004	2003	2002	2001
Loss before benefit for income taxes	$(14,520)	$(18,523)	$(28,340)	$(29,883)	$(23,485)
Add: fixed charges	223	290	174	70	60
Income before taxes and fixed charges	(14,297)	(18,233)	(28,166)	(29,813)	(23,425)

Fixed charges:
Estimated interest component of rental expense	223	290	174	70	60

Ratio of earnings before taxes and fixed charges to fixed charges	(1)	(1)	(1)	(1)	(1)

(1) During each of these periods, our earnings were less than our fixed charges. The amount of such deficiency was approximately $14.5 million, $18.5 million, $28.3 million, $29.9 million and $23.5 million for fiscal years 2005, 2004, 2003, 2002 and 2001, respectively.